Exhibit (d)(1)(viii)

July 1, 2019

Natixis Funds Trust I

Natixis Oakmark International Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Re: Natixis Oakmark International Fund Advisory Agreement Addendum

Dear Ladies and Gentleman:

The Advisory Agreement dated December 13, 2010 between Natixis Funds Trust I (the "Trust"), with respect to its Natixis Oakmark International Fund (the "Series"), and Natixis Advisors, L.P. (the "Manager") is hereby revised, effective July 1, 2019, to delete Section 7 and to replace it with the following:

7.As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation in an amount equal to the annual rate of 0.85% on the first $150 million of the average daily net assets of the Series, 0.75% on the next $850 million of the average daily net assets of the Series and 0.70% thereafter of the average daily net assets of the Series (or such lesser amount as the Manager may from time to time agree to receive) minus any fees payable by the Fund, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund's obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

Natixis Funds Trust I

on behalf of its Natixis Oakmark International Fund series

By: /s/ David L. Giunta

Name: David L. Giunta

Title: President and Chief Executive Officer

Natixis Advisors, L.P.

By: Natixis Distribution Corporation, its general partner

By: /s/ Russell Kane

Name: Russell Kane

Title: Executive Vice President, General

Counsel, Secretary & Clerk

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